United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended December 31, 2023

COMMONWEALTH THOROUGHBREDS LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

COMMONWEALTH THOROUGHBREDS LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “Commonwealth Thoroughbreds,” “our company,” or the “Company” refer to Commonwealth Thoroughbreds LLC, a Delaware series limited liability company.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, its Manager, Commonwealth Markets Inc., each Series of the Company and the Commonwealth Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Commonwealth Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things:

●	Our ability to purchase interests in competitive Thoroughbreds depends on our ability to maintain relationships with leading racing operations, trainers, bloodstock agents, consultants, and Thoroughbred owners.

●	The current challenging operating environment for racetracks could cause the number of racetracks, racing days, and races to decrease, which would likely reduce the total purses available to Thoroughbred owners.

●	Injury, infertility, or death of a Series’ Thoroughbred, which cannot always be fully covered by insurance, could diminish revenue and net asset values.

●	We rely on third parties to provide training, boarding, maintenance, and veterinary care of the Thoroughbreds in which our Series hold interests.

●	The market for Thoroughbreds depends on the state of the economy and other factors that are difficult to accurately predict, such as the amount of money available for investment purposes, the level of interest of foreign and domestic investors and enthusiasts in horse racing, the availability of purses and racing opportunities, the attractiveness of other investments, and currency exchange rates.

●	Our failure to accurately evaluate a Thoroughbred’s ability to compete successfully due to intangible behavioral factors that affect performance.

●	Increased government regulation of the Thoroughbred racing industry.

All forward-looking statements attributable to us are expressly qualified in their entirety by the risks and uncertainties listed above, as well as those described in greater detail in the Offering Circular included in our Form 1-A Offering Statement under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commonwealth Thoroughbreds LLC is a Delaware series limited liability company formed on June 12, 2019. The Company’s manager is Commonwealth Markets Inc., a Delaware corporation. The Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire a diversified portfolio of equity interests in Thoroughbreds and equine assets through the Commonwealth Platform, our website and related proprietary application. As of the date of this Semiannual Report, the Company has completed offerings in eleven Series which have admitted investors and acquired equine assets.

Our principal objective is to acquire interests in Thoroughbreds with the pedigree, conformation, and athletic potential to compete successfully, thereby creating opportunities to generate revenue, provide long and short-term capital appreciation, and ultimately distribute Free Cash Flow to equity investors in the Series that hold the underlying equine assets. “Free Cash Flow” is defined as the net income (as determined under U.S. GAAP) generated by the Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Series’ Thoroughbred asset.

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying footnotes included in this Semiannual Report. See “Index to Financial Statements.”

Operating Results

See Consolidated Statements of Operations in the Consolidated Financial Statement section for details of each Series’ operating results for the six months ended December 31, 2023 and 2022.

During the six months ended December 31, 2023, and December 31, 2022, the following Series were qualified or held an interim or final closing:

Series Name	Underlying Asset	2023	2022
Series Kissed by Fire	Kissed by Fire	Closed	Qualified
Series Mage	Mage	Closed	Qualified
Series Constitution Filly	Constitution Filly	Closed	Qualified
Series Medaglia Filly	Medaglia Filly		Qualified
Series Tshiebwe	Tshiebwe	Closed	Qualified
Series Country Grammer	Country Grammer		Closed
Series I Got A Gal	I Got A Gal		Closed
Series Steinbeck	Steinbeck		Closed
Series We The People	We The People		Qualified, Closed
Series Swing Swift	Swing Shift		Qualified, Closed

Revenues

Revenues are generated at the Series level. During the six-month periods ended December 31, 2023, and December 31, 2022 the Company generated $1,053,024 and $80,599 in revenues, respectively. Earnings in six-month periods ended December 31, 2023 and December 31, 2022 were attributed to:

Series Name	Underlying Asset	2023	2022
Series Mage	Mage	$995,807	$
Series Kissed by Fire	Kissed by Fire	42,720		5,214
Series Tshiebwe	Tshiebwe	5,803
Series Appellate	Appellate	46,375
Series Pine Valley	Pine Valley	-		1,951
Series Country Grammer	Country Grammer	-		48,750
Series We The People	We The People	-		10,000
Series Swing Shift	Swing Shift	-		14,684
Series I Got a Gal	I Got a Gal	-		-
Series Steinbeck	Steinbeck	-		-
Total		$1,090,705		$80,599

3

Operating Expenses

The Company incurs legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the offerings by its Series. During the six-month periods ended December 31, 2023 and December 31, 2022 these organizational expenses totaled $32,224 and $16,812, respectively. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager is entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each Series of Units as reimbursement for organizational expenses.

The Company also incurs racehorse management, general and administrative, and depreciation expenses. In general, racehorse management expenses represent the pro rata portion of the Series Thoroughbred’s training, boarding, healthcare, travel and insurance expenses that each Series pays to our racing stable co-manager, based on the Series’ ownership interest. During the six-month periods ended December 31, 2023 and 2022 racehorse management expenses totaled $484,585 and $64,046, respectively. General and administrative expenses for the six-month periods ended December 31, 2023 and 2022 totaled $13,170 and $219 respectively. Depreciation expenses for the six-month periods ended December 31, 2023 and 2022 totaled $80,134 and $65,095 respectively.

As a result of operations, the Company generated net income of $397,849 for the six months ended December 31, 2023 after incurring a net loss of $123,856 during the corresponding period of 2022.

Liquidity and Capital Resources

See Consolidated Balance Sheets in the Consolidated Financial Statements section for details of each Series’ financial condition as of December 31, 2023 and 2022.

As of December 31, 2023, the Company had $765,881 in cash, and current financial liabilities of $75,684 of accounts payable, $19,005 of accrued fees-related party, $11,204 of accrued interest, accrued income taxes of $319,218, and $411,421 of notes payable. As of December 31, 2022, the Company had $687,231 in cash, and current financial liabilities of $70,709 of accounts payable, $57,375 of accrued fees-related party, $324,000 of accrued income taxes, $32,648 of accrued distributions, a $423,652 note payable.

From inception, the Company has financed its own business activities and its Series business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series.

Each Series will repay any loans used to acquire its underlying asset, plus accrued interest, with proceeds generated from the closing of the offering of the Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another Series. To the extent a Series repays less than all of a loan and acquires a smaller interest in a Thoroughbred, the Company will transfer the residual interest in the Thoroughbred in repayment of the loan.

Plan of Operations

The Company intends to continue engaging in racing and sale activities, the commencement of which will depend on the stage of development and training of the Company’s Thoroughbreds. We intend these activities will generate revenues for each Series to cover, in whole or in part, the ongoing post-closing operating expenses of the Series. However, a Thoroughbred racing business is subject to numerous risks, and there can be no assurance that the Thoroughbred assets of any series will produce sufficient revenue to cover its operating expenses, much less fund distributions to its Unit holders. See “Cautionary Statement Regarding Forward-Looking Statements.”

A substantial portion of the proceeds from each Offering will be used to establish reserves to cover boarding, training, medical and other operating expenses until such time as the Series would be able to generate racing revenue sufficient to cover these ongoing operations.

Trend Information

For a description of the Thoroughbred industry, including trends that could affect the financial condition and operations of each series of the Company, see the “Thoroughbred Industry” section of our Report on Form 1-K for the six-month transition period ended December 31, 2023, starting on page 16.

4

Item 2. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Commonwealth Thoroughbreds LLC

Unaudited Consolidated Financial Statements as of June 30, 2023 and December 31, 2023, and for the Six-Month Periods Ended December 31, 2023 and December 31, 2022	Page

Consolidated Balance Sheet as of December 31, 2023 (Unaudited)	6

Consolidated Balance Sheet as of June 30, 2023	9

Consolidated Statement of Operations for the Six-Month Period Ended December 31, 2023 (Unaudited)	11

Consolidated Statement of Operations for the Six-Month Period Ended December 31, 2022 (Unaudited)	13

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2023 (Unaudited)	14

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2022 (Unaudited)	17

Consolidated Statement of Changes in Member’s Equity for the Six-Month Period Ended December 31, 2023 (Unaudited)	19

Consolidated Statement of Changes in Member’s Equity for the Year Ended June 30, 2023	23

Notes to Consolidated Financial Statements	25

5

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Balance Sheet for the Six-Month Period Ended December 31, 2023 (Unaudited)

Series	Country Grammer	I Got a Gal	Steinbeck	Pine Valley	Kissed by Fire	Mage
Assets
Current Assets
Cash	$166,528	$15,488	$843	$4	$44,013	$590,616
Accounts receivables	-	-	-	-	42,720	58,160
Due from RP	-	-	-	-	-	84,245
Other current assets	-	778	-	-	-	-
Total Current Assets	166,528	16,266	843	4	86,733	733,021
Long-term Assets
Thoroughbred assets, net	9,972	-	-	-	42,248	53,462
Total Assets	$176,500	$16,266	$843	$4	$128,981	$786,483

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$8,230	$1,423	$267	$170	$3,655	$27,664
Accrued interest - related party	-	-	-	-	1,187	4,101
Accrued distributions	-	-	-	-	-	-
Accrued income taxes	40,000	-	-	-	-	279,218
Accrued interest – related party	-	469	-	-	1,008	734
Notes payable – related party	-	-	-	-	51,806	-
Total Current Liabilities	48,230	1,892	267	170	57,656	311,718
Member’s Equity
Membership Interest	20,862	6,243	10,844	8,271	12,197	19,413
Subscription in series, net	85,913	116,692	38,771	32,321	80,965	138,682
Retained earnings (deficit)	21,495	(108,561)	(49,039)	(40,758)	(21,837)	316,670
Total Members’ Equity	128,270	14,374	576	(166)	71,325	474,766
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$176,500	$16,266	$843	$4	$128,981	$786,483

6

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Balance Sheet for the Six-Month Period Ended December 31, 2023, Continued (Unaudited)

Series	Appellate	Quality Road	Swing Shift	We The People
Assets
Current Assets
Cash	$77,044	$73,878	$(11,680)	$15,317
Accounts receivables	46,375	-	-	6,547
Due from RP	-	-	-	-
Other current assets	-	-	-	-
Total Current Assets	123,419	73,878	(11,680)	21,864
Long-term Assets
Thoroughbred assets, net	36,600	51,500	-	1,687
Total Assets	$160,019	$125,378	$(11,680)	$23,551

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$5,641	$4,039	$1,524	$2,101
Accrued interest - related party	1,140	10,069	-	-
Accrued distributions	-	-	-	-
Accrued income taxes	-	-	-	-
Accrued interest – related party	540	-	-	-
Notes payable – related party	-	-	-	-
Total Current Liabilities	7,321	14,108	1,524	2,101
Member’s Equity
Membership Interest	10,520	20,241	18,050	12,042
Subscription in series, net	153,709	128,725	72,107	50,402
Retained earnings (deficit)	(11,531)	(37,696)	(103,361)	(32,546)
Total Members’ Equity	152,698	111,270	(13,204)	21,450
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$160,019	$125,378	$(11,680)	$23,551

See accompanying notes to the consolidated financial statements.

7

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Balance Sheet for the Six-Month Period Ended December 31, 2023, Continued (Unaudited)

Series	Tshiebwe	Commonwealth	Consolidated
Assets
Current Assets
Cash	$(30,230)	$(175,888)	$765,881
Accounts receivables	14,808	(2,626)	165,984
Due from RP	44,650	19,100	147,995
Other current assets	-	-	778
Total Current Assets	29,228	(159,414)	1,080,639
Long-term Assets
Thoroughbred assets, net	8,568	374,298	578,335
Total Assets	$37,796	$214,884	$1,658,973

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$600	$20,369	$75,684
Accrued interest - related party	858	1,649	19,005
Accrued distributions	-	-	-
Accrued income taxes	-	-	319,218
Accrued payable – related party	491	7,962	11,204
Notes payable – related party	9,787	349,828	411,421
Total Current Liabilities	11,736	379,808	836,533
Member’s Equity
Membership Interest	14,406	1,057,753	1,210,843
Subscription in series, net	82,865	(3,600)	977,498
Retained earnings (deficit)	(71,211)	(1,219,077)	(1,365,900)
Total Members’ Equity	26,060	(164,924)	822,441
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$37,796	$214,884	$1,658,973

See accompanying notes to the consolidated financial statements.

8

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Balance Sheet as of June 30, 2023

Series	Series Country Grammer	Series I Got a Gal	Steinbeck	Series Pine Valley	Series Kissed by Fire	Series Mage	Series Appellate	Quality Road/Tapicat
Assets
Current Assets
Cash	$186,985	$52,277	$576	$49	$22,766	$320,764	$78,549	75,005
Accounts receivable	-	-		-	-	50,074
Due from RP						84,245	-
Other current assets	-	778			-	-	-	-
Total Current Assets	186,985	53,055	576	49	22,766	455,082	78,549	75,005
Long-term Assets
Thoroughbred assets, net of accumulated depreciation	17,907	-		-	84,409	72,315	57,800	58,500
Total Assets	$204,892	$53,055	$576	$49	$107,175	$527,397	$136,349	$133,505

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$16,759	$-	$-	$28	$3,356	$3,897	$3,771	$3,078
Accrued fees- related party	$-	$660		241	765	72,530	377	9,780
Accrued distributions	$-	-				$247,130
Accrued income taxes	10,643	-		-	-	77,335
Accrued interest-related party	-	469		-	1,008	734	540
Notes payable- related party	-	-		-	51,806	-	2,828	-
Total Current Liabilities	27,402	1,129	-	269	56,935	401,625	7,516	12,858
Member’s Equity
Membership interest	15,439	6,243	10,844	8,271	9,586	14,112	5,312	14,823
Subscription in series, net	85,913	116,692	38,771	32,267	80,965	138,682	153,709	128,725
Retained deficit	76,138	(71,009)	(49,039)	(40,758)	(40,311)	(27,022)	(30,188)	(22,901)
Total Member’s Equity (Deficit)	177,490	51,926	576	(220)	50,240	125,772	128,833	120,647
TOTAL LIABILITIES AND MEMBER’S EQUITY	204,892	$53,055	576	49	107,175	527,397	136,349	133,505

9

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Balance Sheet as of June 30, 2023, Continued

Series	Series Swing Shift	Series We The People	Series Tshiebwe	Commonwealth	Consolidated
Assets
Current Assets
Cash	$(12,140)	$17,388	$(20,677)	$(23,729)	$697,813
Accounts receivable	-	2,663	-		52,737
Due from RP			50,188	19,100	153,533
Other current assets			-	-	778
Total Current Assets	(12,140)	20,051	29,511	(4,629)	904,860
Long-term Assets
Thoroughbred assets, net of accumulated depreciation	-	17,985	45,540	299,062	653,518
Total Assets	$(12,140)	$38,036	$75,051	$294,433	1,558,378

Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$15	$-	$1,697	$4,810	$37,411
Accrued fees- related party	1,049	1,120	858	-	87,380
Accrued distributions					247,130
Accrued income taxes					87,978
Accrued interest-related party	-	-	491	7,962	11,204
Notes payable- related party	-	-	-	347,000	401,634
Total Current Liabilities	1,064	1,120	3,046	359,772	872,736
Member’s Equity
Membership interest	18,050	9,319	14,406	1,057,753	1,184,157
Subscription in series, net	72,107	50,402	82,865	(3,600)	977,498
Retained deficit	(103,361)	(22,805)	(25,266)	(1,119,492)	(1,476,013)
Total Member’s Equity (Deficit)	(13,204)	36,916	72,005	(65,339)	685,642
TOTAL LIABILITIES AND MEMBER’S EQUITY	$(12,140)	$38,036	$75,051	$294,433	$1,558,378

See accompanying notes to the consolidated financial statements.

10

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Operations for the Six-Month Period Ended December 31, 2023, Continued (Unaudited)

Series	Country Grammer	I Got a Gal	Pine Valley	Kissed by Fire	Mage	Appellate

Revenues	$-	$-	$-	$42,720	$995,807	$46,375
Operating Expenses
Racehorse management	14,988	-	-	5,947	393,313	12,910
Legal and professional fees	5,423	-	-	2,611	5,301	5,208
General and administrative	-	-	-	-	-	-
Depreciation	3,968	-	-	15,688	6,371	9,600
Total Operating Expenses	24,379	-	-	24,246	404,985	27,718
Operating Income/(Loss)	(24,379)	-	-	18,474	590,822	18,657
Interest expense	-	-	-	-	-	-
Gain on sale of thoroughbred asset	-	-	-	-	-	-
Pre-tax income (loss)	(24,379)	-	-	18,474	590,822	18,657
Income tax expense	-	-	-	-	-	-
Net Income / (Loss)	$(24,379)	$-	$-	$18,474	$590,822	$18,657

Income (loss) Per Membership Interest
Basic	$(11)	$-	n/a	$22	$172	$(8)
Weighted Average Membership Interest
Basic	2,227	2,842	n/a	2,098	3,428	1,266

Net Gain (Loss) Per Unit:
Basic	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average number of units outstanding:
Basic	n/a	n/a	n/a	n/a	n/a	n/a

See accompanying notes to the consolidated financial statements.

11

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Operations for the Six-Month Period Ended December 31 2023, Continued (Unaudited)

Series	Tshiebwe	Swing Shift	Quality Road		We The People		Commonwealth	Consolidated

Revenues	$5,803	$-		$-		$-	$-	$1,090,705
Operating Expenses
Racehorse management	-	-		6,887		-	47,604	484,585
Legal and professional fees	5,538	-		5,418		2,945	28,776	61,000
General and administrative	-	-		-		-	13,170	13,170
Depreciation	4,263	-		2,500		4,073	33,673	80,134
Total Operating Expenses	9,800	-		14,795		9,741	123,223	638,889
Operating Income/(Loss)	(3,997)	-		(14,795)		(9,741)	(123,223)	451,817
Interest expense	-	-		-		-	-	-
Loss (gain) on sale of thoroughbred asset	25,598	-		-		8,448	19,923	53,969
Other income	-	-		-		-	-	-
Pre-tax income (loss)	(29,595)	-		(14,795)		(18,189)	(143,146)	397,849
Income tax expense	-	-		-		-	-	-
Net Income / (Loss)	$(29,595)	$-		$(14,795)		$(18,189)	$(143,146)	$397,849

Income (loss) Per Membership Interest
Basic	$(11)	$-	$		$		n/a	n/a
Weighted Average Membership Interest
Basic	1,942	2,754		1,023		823	n/a	n/a

Net Gain (Loss) Per Unit:
Basic	n/a	n/a		n/a		n/a	n/a	$(3,660)
Weighted average number of units outstanding:
Basic	n/a	n/a		n/a		n/a	n/a	50

See accompanying notes to the consolidated financial statements.

12

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Operations for the Six-Month Period Ended December 31, 2022 (Unaudited)

Series	Country Grammer	I Got a Gal	Steinbeck	Pine Valley	Swing Shift	We The People	Commonwealth	Consolidated

Revenues	$48,750	$-	$-	$1,951	$14,684	$10,000	$5,214	$80,599
Operating Expenses
Racehorse management	27,821	8,875	-	1,077	7,093	16,066	3,114	64,046
Legal and professional fees	-	-	-	-	-	-	16,812	16,812
General and administrative	-	-	-	-	-	-	219	219
Depreciation	3,306	9,369	-	2,001	-	4,536	45,883	65,095
Total Operating Expenses	31,127	18,244	-	3,078	7,093	20,602	66,028	146,172
Operating Income/(Loss)	17,623	(18,244)	-	(1,127)	7,591	(10,602)	(60,814)	(65,573)
Interest expense	-	-	-	-	-	-	(3,964)	(3,964)
Loss on sale of thoroughbred asset	-	-	-	(13,717)	(40,602)	-	-	(54,319)
Pre-tax income (loss)	17,623	(18,244)	-	(14,844)	(33,011)	(10,602)	(64,778)	(123,856)
Income tax expense	-	-	-	-	-	-	-	-
Net Income / (Loss)	$17,623	$(18,244)	$-	$(14,844)	$(33,011)	$(10,602)	$(64,778)	$(123,856)

Income (loss) Per Membership Interest
Basic	$8	$(6)	n/a	$(18)	$(15)	$(8)	n/a	n/a
Weighted Average Membership Interest
Basic	2,227	2,842	n/a	823	2,214	1,266	n/a	n/a

Net Gain (Loss) Per Unit:
Basic	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$(2,477)
Weighted average number of units outstanding:
Basic	n/a	n/a	n/a	n/a	n/a	n/a	n/a	50

See accompanying notes to the consolidated financial statements.

13

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2023 (Unaudited)

Series	Country Grammer	I Got a Gal	Steinbeck	Pine Valley	Kissed by Fire
Operating Activities
Net income / (loss)	$(24,379)	$-	$-	$-	$18,474
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Loss of disposal of thoroughbred assets (gross basis)	-	-	-	-	-
Member contribution	5,423	-	-	-	2,611
Depreciation	3,968	-	-	-	15,688
Increase (Decrease) in cash due to changes in:
Operating assets and liabilities	54,593	5,915	267	1,580	(21,621)
Net cash provided by (used in) operations:	39,604	5,915	-	1,580	15,152

Investing Activities
Purchase of thoroughbred assets	-	-	-	-	-
Proceeds from sale of thoroughbred asset	-	-	-	-	-
Net cash (used in) provided by investing strategies	-	-	-	-	-

Financing Activities
Payments on notes payable – related parties	-	-	-	-	-
Subscriptions received in series, net	-	-	-	-	-
Distributions	(131,616)	(37,552)	-	-	-
Member contributions	-	-	-	-	-
Net cash provided by (used in) financing activities	(131,616)	(37,552)	-	-	-

Net cash increase (decrease) for the period	(92,012)	(31,637)	267	1,580	15,152
Cash at beginning of period	258,540	47,125	576	(1,630)	28,861
Cash at end of year	$166,528	$15,488	$843	$(50)	$44,013

Debt for Thoroughbred assets	$-	$-	$-	$-	$-
Closing costs accrued	-	-	-	-	-
Distribution accrued	-	-	-	-	-
Series closing fees – accrued	-	-	-	-	-
Debt forgiveness	-	-	-	-	-

See accompanying notes to the consolidated financial statements.

14

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2023, continued (Unaudited)

Series	Mage	Appellate	Swing Shift	Quality Road
Operating Activities
Net income / (loss)	$590,820	$18,657	$-	$(14,795)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Loss of disposal of thoroughbred assets (gross basis)	-	-	-
Member contribution	5,301	5,208	-	5,418
Depreciation	6,371	9,600	-	2,500
Increase (Decrease) in cash due to changes in:
Operating assets and liabilities	(85,512)	(29,521)	1,194	5,120
Net cash provided by (used in) operations:	516,982	3,944	1,194	(1,758)

Investing Activities
Purchase of thoroughbred assets	-	-	-	-
Proceeds from sale of thoroughbred asset	-	-	-	-
Net cash (used in) provided by investing strategies	-	-	-	-

Financing Activities
Payments on notes payable – related parties	-	-	-	-
Subscriptions received in series, net	-	-	-	-
Distributions	(247,130)	-	-	-
Member contributions	-	-	-	-
Net cash provided by (used in) financing activities	(247,130)	-	-	-

Net cash increase (decrease) for the period	263,767	3,944	1,194	(1,758)
Cash at beginning of period	320,764	73,100	(12,874)	75,636
Cash at end of year	$584,531	$77,044	$(11,680)	$73,878

Debt for Thoroughbred assets	$-	$-	$-	$-
Closing costs accrued	-	-	-	-
Distribution accrued	-	-	-	-
Debt forgiveness	-	-	-	-

See accompanying notes to the consolidated financial statements.

15

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2023, continued (Unaudited)

Series	We The People	Tshiebwe	Commonwealth	Consolidated
Operating Activities
Net income / (loss)	$(18,189)	$(29,595)	$(143,146)	$397,849
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Loss of disposal of thoroughbred assets (gross basis)	-	-	-
Member contribution	2,723	5,538	28,776	61,000
Depreciation	4,073	4,263	33,673	80,134
Increase (Decrease) in cash due to changes in:
Operating assets and liabilities	14,699	23,477	(8,457)	(15,752)
Net cash provided by (used in) operations:	3,305	3,682	(89,154)	523,230

Investing Activities
Purchase of thoroughbred assets	-	-	-	-
Proceeds from sale of thoroughbred asset	-	-	-	-
Net cash (used in) provided by investing strategies	-	-	-	-

Financing Activities
Payments on notes payable – related parties	-	-	-	-
Subscriptions received in series, net	-	-	-	-
Distributions	-	(38,865)	-	(455,163)
Member contributions	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	(455,163)

Net cash increase (decrease) for the period	3,305	(35,182)	(89,154)	68,067
Cash at beginning of period	12,012	(17,562)	(86,734)	697,814
Cash at end of year	$15,317	$(52,744)	$(175,888)	$765,881

Debt for Thoroughbred assets	$-	$-	$657,096	$657,096
Closing costs accrued	-	-	-	-
Distribution accrued	-	-	-	-
Debt forgiveness	-	-	-	-

See accompanying notes to the consolidated financial statements.

16

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2022 (Unaudited)

Series	Country Grammer	I Got a Gal	Steinbeck	Pine Valley	Swing Shift
Operating Activities
Net income / (loss)	$17,623	$(18,244)	$-	$(14,844)	$(33,011)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Loss of disposal of thoroughbred assets (gross basis)	-	-	-	13,717	40,602
Member contribution	-	-	-	-	-
Depreciation	3,306	9,369	-	2,001	-
Increase (Decrease) in cash due to changes in:
Operating assets and liabilities	(79,370)	-	-	(2,031)	(11,765)
Net cash provided by (used in) operations:	(58,441)	(8,875)	-	(1,157)	(4,174)

Investing Activities
Purchase of thoroughbred assets	-	-	-	-	-
Proceeds from sale of thoroughbred asset	-	-	-	-	9,801
Net cash (used in) provided by investing strategies	-	-	-	-	9,801

Financing Activities
Payments on notes payable – related parties	-	-	-	-	-
Subscriptions received in series, net	13,311	4,103	-	139	4,602
Distributions	(867,485)	(23,508)	(11,638)	(8,595)	(44,406)
Member contributions	-	-	-	-	14,823
Net cash provided by (used in) financing activities	(854,174)	19,405	(11,638)	(8,456)	(24,981)

Net cash increase (decrease) for the period	(912,615)	(28,280)	(11,638)	(9,613)	(19,354)
Cash at beginning of period	1,413,727	89,044	11,638	13,582	26,790
Cash at end of year	$501,112	$60,764	$-	$3,969	$7,436

Debt for Thoroughbred assets	$-	$-	$-	$-	$-
Closing costs accrued	-	-	-	-	-
Distribution accrued	20,309	-	(9,771)	6,412	5,926
Series closing fees – accrued	-	-	-	-	-
Debt forgiveness	-	2,242	-	-	-

See accompanying notes to the consolidated financial statements.

17

COMMONWEALTH THOROUGHBREDS LLC

Consolidated Statement of Cash Flows for the Six-Month Period Ended December 31, 2022, continued (Unaudited)

Series	We The People	Tshiebwe	Commonwealth	Consolidated
Operating Activities
Net income / (loss)	$(10,602)	$-	$(64,778)	$(123,856)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Loss of disposal of thoroughbred assets (gross basis)	-	-	-	54,319
Member contribution	-	-	-	-
Depreciation	4,536	-	45,883	65,095
Increase (Decrease) in cash due to changes in:
Operating assets and liabilities	-	-	23,072	(70,094)
Net cash provided by (used in) operations:	(6,066)	-	4,177	(74,536)

Investing Activities
Purchase of thoroughbred assets	-	-	-	-
Proceeds from sale of thoroughbred asset	-	-	-	9,801
Net cash (used in) provided by investing strategies	-	-	-	9,801

Financing Activities
Payments on notes payable – related parties	-	-	(1,591)	(1,591)
Subscriptions received in series, net	1,479	84,500	-	108,134
Distributions	(10,782)	-	-	(966,414)
Member contributions	-	-	19,629	34,452
Net cash provided by (used in) financing activities	(9,303)	84,500	18,038	(825,418)

Net cash increase (decrease) for the period	(15,368)	84,500	22,215	(890,153)
Cash at beginning of period	22,603	-	-	1,577,384
Cash at end of year	$7,235	$84,500	$22,215	$687,231

Debt for Thoroughbred assets	$-	$-	$423,652	$423,652
Closing costs accrued	-	18,084	-	18,084
Distribution accrued	-		-	22,876
Debt forgiveness	-		-	2,242

See accompanying notes to the consolidated financial statements.

18

COMMONWEALTH THOROUGHBREDS, LLC

Consolidated Statement of Changes in Members’ Equity for the Six-Month Period Ended December 31, 2023 (Unaudited)

	Series	Country Grammer	I Got a Gal	Steinbeck	Pine Valley
Balance June 30, 2023	Membership Interest	$15,439	$6,243	$10,844	$8,271
	Member Contribution	5,423	-	-	-
Balance December 31, 2023	Membership Interest	$20,862	$6,243	$10,844	$8,271

Balance June 30, 2023	Subscription in Series, net	$77,232	$112,130	$38,771	$32,182
	Subscriptions received in series, net of offering expenses	8,681	4,562	-	85
Balance December 31, 2023	Subscription in Series, Net	$85,913	$116,692	$38,771	$32,267

Balance June 30, 2023	Retained Earnings (Deficit)	$177,490	$(71,009)	$(49,039)	$(40,758)
	Net Income (loss)	(24,379)	-	-	-
	Distributions	(131,616)	(37,552)	-	-
Balance December 31, 2023	Retained Earnings (Deficit)	$21,495	$(108,561)	$(49,039)	$(40,758)

Balance June 30, 2023	Total Equity	$270,161	$47,364	$576	$(305)
	Changes noted above	(141,891)	(32,990)	(576)	85
Balance December 31, 2023	Total Equity	$128,270	$14,374	$-	$(220)

See accompanying notes to the consolidated financial statements.

19

COMMONWEALTH THOROUGHBREDS, LLC

Consolidated Statement of Changes in Members’ Equity for the Six-Month Period Ended December 31, 2023, continued (Unaudited)

	Series	Kissed by Fire	Mage	Appellate	Swing Shift
Balance June 30, 2023	Membership Interest	$9,586	$14,112	$5,312	$18,050
	Member Contribution	2,611	5,301	5,208	-
Balance December 31, 2023	Membership Interest	$12,197	$19,413	$10,520	$18,050

Balance June 30, 2023	Subscription in Series, net	$-	$-	$-	$70,734
	Subscriptions received in series, net of offering expenses	80,965	138,682	153,709	1,373
Balance December 31, 2023	Subscription in Series, Net	$80,965	$138,682	$153,709	$72,107

Balance June 30, 2023	Retained Earnings (Deficit)	$(40,311)	$(27,022)	$(30,188)	$(103,361)
	Net Income (loss)	18,474	590,822	18,657	-
	Distributions	-	(247,130)	-	-
Balance December 31, 2023	Retained Earnings (Deficit)	$(21,837)	$316,670	$(11,531)	$(103,361)

Balance June 30, 2023	Total Equity	$(30,725)	$(12,910)	$(24,876)	$(14,577)
	Changes noted above	102,050	487,676	177,574	1,373
Balance December 31, 2023	Total Equity	$71,325	$474,766	$152,698	$(13,204)

See accompanying notes to the consolidated financial statements.

20

COMMONWEALTH THOROUGHBREDS, LLC

Consolidated Statement of Changes in Members’ Equity for the Six-Month Period Ended December 31, 2023, continued (Unaudited)

	Series	Quality Road	We The People	Tshiebwe	Commonwealth
Balance June 30, 2022	Membership Interest	$14,823	$9,319	$14,406	$1,057,753
	Member Contribution	5,418	2,723	-	-
Balance December 31, 2022	Membership Interest	$20,241	$12,042	$14,406	$1,057,753

Balance June 30, 2022	Subscription in Series, net	$-	$47,988	$-	$-
	Subscriptions received in series, net of offering expenses	128,725	2,414	82,865	(3,600)
Balance December 31, 2022	Subscription in Series, Net	$128,725	$50,402	$82,865	$(3,600)

Balance June 30, 2022	Retained Earnings (Deficit)	$(22,901)	$(22,805)	$(25,266)	$(1,075,931)
	Net Income (loss)	(14,795)	(18,189)	(29,595)	(143,146)
	Distributions	-	-	(38,865)	-
Balance December 31, 2022	Retained Earnings (Deficit)	$(37,696)	$(40,994)	$(93,725)	$(1,219,077)

Balance June 30, 2022	Total Equity	$(8,078)	$34,502	$-	$(18,178)
	Changes noted above	119,348	(13,052)	14,406	(146,746)
Balance December 31, 2022	Total Equity	$111,270	$21,450	$14,406	$(164,924)

See accompanying notes to the consolidated financial statements.

21

COMMONWEALTH THOROUGHBREDS, LLC

Consolidated Statement of Changes in Members’ Equity for the Six-Month Period Ended December 31, 2023, continued (Unaudited)

	Series	Consolidated
Balance June 30, 2023	Membership Interest	$1,184,157
	Member Contribution	26,686
Balance December 31, 2023	Membership Interest	$1,210,843

Balance June 30, 2023	Subscription in Series, net	$379,037
	Subscriptions received in series, net of offering expenses	598,461
Balance December 31, 2023	Subscription in Series, Net	$977,498

Balance June 30, 2023	Retained Earnings (Deficit)	$(1,331,101)
	Net Income (loss)	397,849
	Distributions	(455,163)
Balance December 31, 2023	Retained Earnings (Deficit)	$(1,388,414)

Balance June 30, 2023	Total Equity	$242,954
	Changes noted above	567,833
Balance December 31, 2023	Total Equity	$810,787

See accompanying notes to the consolidated financial statements.

22

COMMONWEALTH THOROUGHBREDS, LLC

Consolidated Statement of Changes in Member’s Equity for the Year Ended June 30, 2023

	Series	Country Grammer	I Got a Gal	Steinbeck	Pine Valley	Kissed by Fire	Mage

Balance June 30, 2022	Memership Interest	$15,439	$6,243	$10,844	$8,271	$-	$-
	Member contribution					9,586	14,112
June 30, 2023	Memership Interest	15,439	6,243	10,844	$8,271	$9,586	$14,112

Balance June 30, 2022	Subscriptions in Series, net	$77,232	$112,130	$38,771	$32,182	-	$-
	Subscriptions received in series, net of offering expenses	8,681	4,562		85	80,965	138,682
June 30, 2023	Subscriptions in Series, net	$85,913	$116,692	$38,771	$32,267	$80,965	$138,682

Balance June 30, 2022	Retained Deficit	$922,493	$(5,147)	$(49,039)	$(13,236)	$-	$-
	Net income (loss)	303,308	(42,354)		(12,516)	(40,311)	220,108
	Distributions	(1,149,663)	(23,508)		(15,006)	-	(247,130)
June 30, 2023	Retained Deficit	$76,138	$(71,009)	$(49,039)	$(40,758)	$(40,311)	$(27,022)

Balance June 30, 2022	Total Equity	$1,015,164	$113,226	$576	$27,217	$-	$-
		(837,674)	(61,300)	-	(27,437)	50,240	125,772
June 30, 2023	Total Equity	$177,490	$51,926	$576	$(220)	$50,240	$125,772

23

COMMONWEALTH THOROUGHBREDS, LLC

Consolidated Statement of Changes in Member’s Equity for the Year Ended June 30, 2023, continued

	Series	Appellate (Constitution)	Swing Shift	Quality Road	We The People	Tshiebwe	Commonwealth	Consolidated

Balance June 30, 2022	Memership Interest	$-	$18,050		$9,319	$-	$759,960	$828,126
	Member contribution	5,312		14,823		14,406	297,793	356,031
June 30, 2023	Memership Interest	$5,312	$18,050	$14,823	$9,319	$14,406	$1,057,753	$1,184,157

Balance June 30, 2022	Subscriptions in Series, net	$-	$70,734		$47,988	$-	$-	$379,037
	Subscriptions received in series, net of offering expenses	153,709	1,373	$128,725	2,414	82,865	(3,600)	598,461
June 30, 2023	Subscriptions in Series, net	$153,709	$72,107	$128,725	$50,402	$82,865	$(3,600)	$977,498

Balance June 30, 2022	Retained Deficit	$-	$(24,866)	$-	$4,568	$-	$(784,868)	$49,905
	Net income (loss)	(30,188)	(37,714)	(22,901)	(27,373)	(25,266)	(334,625)	(49,832)
	Distributions		(40,781)		-	-	-	(1,476,088)
June 30, 2023	Retained Deficit	$(30,188)	$(103,361)	$(22,901)	$(22,805)	$(25,266)	$(1,119,493)	$(1,476,014)

Balance June 30, 2022	Total Equity	$-	$63,918	$-	$61,875	$-	$(24,908)	$1,257,068
		128,833	(77,122)	120,647	(24,959)	72,005	(40,432)	(571,427)
June 30, 2023	Total Equity	$128,833	$(13,204)	$120,647	$36,916	$72,005	$(65,340)	$685,641

See accompanying notes to the consolidated financial statements.

24

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019 and headquartered in Lexington, Kentucky. The Company’s fiscal year has been changed from December 31 to June 30. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine activities. The Company has created and expects to continue to create several separate Series of membership interests (the “Series” or “Series”), different Thoroughbred assets will be owned by separate Series, and the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors will acquire units of membership interest (“Units”) of a Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App (“the Platform”). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

From inception, the Company has financed business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

The Company’s and Series’ ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Offerings

The Company’s offerings are described in the Offering Circular included in the Offering Statement on Form 1-A POS filed with the SEC on April 11, 2023. Proceeds from the offerings will be used to repay the respective loans or options used to acquire the Thoroughbred assets (See Notes 2 and 3) and pay for other offering related fees and expenses. These will include a fee of $20,000 plus 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering.

25

COMMONWEALTH THOROUGHBREDS LLC

Notes to Consolidated Financial Statements, Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the periods presented have been included.

Any offerings that close to the date of the financial statements are issued under Tier 2 of Regulation A and qualified under an offering statement. As such, upon the closing of the Series, separate financial statements are presented for each such Series, and each is consolidated in the financial statements of the Company after eliminating intercompany balances and transactions, If any. In the consolidated financials, the Commonwealth column includes all transactions non-series related including legal, travel, organization and Commonwealth Thoroughbreds share of racehorse expenses like percentage of offerings not closed and horses that have not been series offered.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

26

COMMONWEALTH THOROUGHBREDS LLC

Notes to Consolidated Financial Statements, Continued

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for that Series are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. The Manager has agreed to limit the reimbursement of offering expenses by each Series to no more than 10% of the offering proceeds. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete offering expenses related to a particular Series, the Manager has also incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of all subsequent offerings. The Manager will receive an Organizational Fee equal to 3.0% of the proceeds received from the offering of each Series of units as reimbursement for these expenses.

Operating Expenses

Operating expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s allocation policy. The Company distinguishes between pre-closing and post-closing operating expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover operating expenses the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts.

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s allocation policy.

The Brokerage Fee and Sourcing Fee are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses do not occur. During the six months ended December 31, 2023, the Company conducted zero offerings.

Acquisition expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to the Series, to the extent described in the applicable offering document. Acquisition expenses are capitalized into the cost of the horse as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted as capital contributions.

27

COMMONWEALTH THOROUGHBREDS LLC

Notes to Consolidated Financial Statements, Continued

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

Income Taxes

The separate Series have elected and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Series A-1, the master Series of the Company is taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

The Company has recorded a tax provision estimate for the Series Mage and Country Grammer based on taxable income incurred in the 2023 fiscal year. No tax provision has been recorded for any other Series for the six-month period ended December 31, 2023 as each is in a taxable loss position or taxable earnings deemed nominal and no future tax benefits can be reasonably anticipated.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles from reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements: 1) identify the contract with the customer, 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon earning income from its horses at a point in time. Horse racing revenues are generally recorded on a net basis based on the lack of a controlling interest in the horse. The Company and Series are entitled to their share of the net earnings from a race.

Earnings per Membership Unit

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings per membership unit will be computed by dividing net income for that particular Series by the weighted average number of outstanding units in that particular Series during the period. For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2023 and June 30, 2023, the Company accrued fees to the Manager of $288,621 and $315,475, that primarily reflected management fees earned from race winnings.

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COMMONWEALTH THOROUGHBREDS LLC

Notes to Consolidated Financial Statements, Continued

The Manager has paid a total of $10,200 and $6,600 of rent expense on behalf of the Company during the six-months ended December 31, 2023 and 2022, respectively. The Manager will not seek reimbursement. Additionally, professional fees of $41,946 and $16,812 in 2023 and 2022, respectively were incurred at the Manager level to support the Company.

The Manager expects to maintain cash reserves funded from offering proceeds on behalf of each of the Company’s Series to cover the Series’ operating expenses.

During the six months ended December 31, 2023 and 2022 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee (see Note 5).

NOTE 4 – THOROUGHBRED ASSETS

Name	Horse Asset plus Acquisition Cost at December 31, 2023	Less: Depreciation through December 31, 2023	Total
Series Country Grammer	13,940	3,968	9,972
Series We The People	5,760	4,073	1,687
Series Kissed by Fire	57,936	15,688	42,248
Series Mage	59,833	6,371	53,462
Series Tshiebwe	12,831	4,263	8,568
Series Appellate	46,200	9,600	36,600
Series Tapicat	54,000	2,500	51,500
Commonwealth	396,473	22,175	374,298
Total	$646,972	$68,638	578,335

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COMMONWEALTH THOROUGHBREDS LLC

Notes to Consolidated Financial Statements, Continued

On July 10, 2023, the Company sold Series Tshiebwe at the 2023 Fasig-Tipton July Sale for net sale of $12,767 and recorded a loss on sale of approximately $30,000.

On July 31, 2023, the Company executed Tonasah Filly purchase option for $89,000 for an acquired interest of 25%. This will be repaid either from the re-offering of Tonasah Filly or from the Manager.

In July 2023, Tshiebwe was sold at the 2023 Fasig-Tipton July sale for a gross price of $145,000. Pro rata share to Series Tshiebwe was $12,767. A loss of $25,958 was recorded.

On August 17, 2023, Kissed by Fire placed first at Del Mar Maiden Special Weight, breaking her maiden.

On September 7, 2023, the co-owners of Country Grammer, Zedan Racing Stables, Winstar Farm and Commonwealth Thoroughbreds, jointly announced that Country Grammer be retired and will stand the 2024 breeding season at Winstar Farm.

On September 23, 2023, the Company announced that Mage’s owners sold the breeding rights to Airdrie Stud, Inc.

On October 10, 2023, the Company acquired a 40% undivided interest in Asean for a purchase price of $112,000. The Company funded 33% of the purchase price ($37,000) that was paid for by the Manager. 67% of the purchase price ($75,000) was funded by ORR 2022, LLC (“Ocean Reef Racing”) through a convertible promissory note issued by ORR 2022, LLC to the Company. Another convertible promissory note was issued between the Company and the Manager for 33% of the principal loan amount of $37,000.

In November 2023, We The People was sold at the 2023 Keeneland November sale for a gross price of $75,000. Pro rata share to Series We The People was $6,547. A loss of $8,448 was recorded.

In November 2023, Pensacola was sold at the 2023 Keeneland November sale for a gross price of $170,000. Pro rata share to Commonwealth was $15,077. The Company determined Pensacola was an unfit horse to conduct an offering.

Through the six-month period ended December 31, 2023, the Company sold 16.95 of stallion shares of Series Mage totaling a gross amount of $953,437.50.

The Manager funded several acquisitions of Thoroughbred assets through loans to the Company that will be repaid through proceeds from the respective series. To the extent proceeds from a series offering are not sufficient to repay the entire outstanding balance due on a convertible promissory note, the Manager may elect to convert the unpaid balance of the note into units of the series at the per unit offering price or to acquire the portion of the interest in the underlying Thoroughbred asset that was not acquired by the series.

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

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COMMONWEALTH THOROUGHBREDS LLC

Notes to Consolidated Financial Statements, Continued

As compensation for the services provided by the Manager, the Management Services Agreements for Series other than Series Country Grammer provided that, during a Series Thoroughbred’s racing career, the Manager will be paid a management fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series. For Series Country Grammer, the Manager is entitled to a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, which will only become due and payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series.

During the six-month period ending December 31, 2023, the Company made race earning distributions from Series Tshiebwe, Country Grammer, Mage, I Got a Gal in the amount of $568,961 to Series Shareholders.

The Management Agreements for future Series will provide for the following management fees:

●	A training management fee equal to 10% of the training expenses, payable from the offering proceeds at the time training expenses are incurred. The maximum amount of the management training fee is 10% of the amount reserved for payment of training expenses and working capital contingencies.

●	During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●	After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%. “Series Revenue” means the cash received by the Series from racing, and asset sale activities.

NOTE 6 - MEMBER’S EQUITY

Series Subscriptions

As of December 31, 2023, gross subscriptions and units were as follows:

Series Name	Units Offered	Units Tendered	Units owned by Manager	Subscription Amount*
Series I Got A Gal	2,966	2,842	44	$142,100
Series Pine Valley	1,336	820	28	41,000
Series Country Grammer	2,277	1,942	52	97,100
Series Appellate	3,910	3,762	238	183,600
Series Kissed by Fire	4,455	2,098	2,357	104,900
Series Mage	3,428	3,277	151	163,850
Series Tapicat	3,142	3,070	72	153,500
Series Tshiebwe	2,101	2,094	3	104,700
Series Swing Shift	2,214	2,057	45	102,850
Series We The People	1,289	1,192	26	59,600
Total	27,118	23,549	3,014	$1,177,450

*Excludes distributions and closing costs

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single Thoroughbred asset. A series member is entitled to their pro rata share of the net profits derived from the series asset after deduction of expense allocations and direct expenses attributable to the underlying series asset, based on their percentage of the total outstanding membership interest in that series.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2023 through March 27, 2024, the date the consolidated statements were availble to be issued. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

On January 5, 2024, the Company sold 2.42 of stallion shares of Series Mage totaling a gross amount of $139,998.

On January 14, 2024, Kissed by Fire placed 5th in the Las Cienegas Stakes at Santa Anita for a total purse of $103,000.

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Item 3. Exhibits

EXHIBIT INDEX

Exhibit 2.1 -	Certificate of Formation (1)
Exhibit 2.2 -	Amended and Restated Limited Liability Company Agreement (1)
Exhibit 2.3 -	Amendment to the Amended and Restated Limited Liability Company Agreement (9)
Exhibit 3.1 -	Series Designation for Series Kissed By Fire (9)
Exhibit 3.2 -	Series Designation for Series Appellate (Constitution Filly) (9)
Exhibit 3.3 -	Series Designation for Series Sun Kissed Soiree (Medaglia Filly) (9)
Exhibit 3.4 -	Series Designation for Series Grazia (Tonasah Filly) (11)
Exhibit 3.5 -	Series Designation for Series Tapicat Filly (11)
Exhibit 3.6 -	Series Designation for Series Justify 21’ (12)
Exhibit 3.7 -	Series Designation for Series Head of the Class (12)
Exhibit 3.8 -	Series Designation for Series Country Grammer (3)
Exhibit 3.9 -	Series Designation for Series A1 (2)
Exhibit 3.10 -	Series Designation for Series I Got A Gal (7)
Exhibit 3.11 -	Series Designation for Series We The People (7)
Exhibit 3.12 -	Series Designation for Series Mage (9)
Exhibit 3.13 -	Series Designation for Series Tshiebwe (9)
Exhibit 4.1 -	Form of Subscription Agreement (6)
Exhibit 6.1 -	Broker Dealer Agreement with Dalmore Group, LLC (13)
Exhibit 6.2 -	Form of Management Services Agreement
Exhibit 6.3 -	Kissed By Fire Agreement of Purchase and Sale (9)
Exhibit 6.4 -	Convertible Promissory Note and Security Agreement for Kissed By Fire (12)
Exhibit 6.5 -	Purchase Agreement and Bill of Sale for Sun Kissed Soiree (Medaglia Filly) (9)
Exhibit 6.6 -	Co-Management Agreement for Sun Kissed Soiree (Medaglia Filly) (9)
Exhibit 6.7 -	Convertible Promissory Note and Security Agreement for Sun Kissed Soiree (Medaglia Filly) (12)
Exhibit 6.8 -	Purchase Agreement and Bill of Sale for Appellate (Constitution Filly) (9)
Exhibit 6.9	Co-Management Agreement for Appellate (Constitution Filly) (9)
Exhibit 6.10 -	Convertible Promissory Note and Security Agreement for Appellate (Constitution Filly) (12)
Exhibit 6.11 -	Amended and Restated Purchase Option, Bill of Sale and Co-Ownership Agreement for Series Grazia (Tonasah Filly)
Exhibit 6.12 -	Convertible Note and Security Agreement for Series Grazia (Tonasah Filly) (14)
Exhibit 6.13 -	Amended and Restated Purchase Option, Bill of Sale and Co-Ownership Agreement for Series Tapicat Filly
Exhibit 6.14	Amended and Restated Purchase Option, Bill of Sale and Co-Ownership Agreement for Series Justify 21
Exhibit 6.15 -	Amended and Restated Purchase, Bill of Sale and Co-Ownership Agreement for Series Head of the Class
Exhibit 6.16 -	Promissory Note for Head of the Class (12)
Exhibit 6.17 -	Security Agreement for Head of the Class (12)
Exhibit 6.18 -	Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (3)
Exhibit 6.19 -	First Amendment to Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (4)
Exhibit 6.20 -	Co-Management Agreement, Country Grammer (5)
Exhibit 6.21 -	Country Grammer Agreement of Purchase and Sale among WinStar Farm, LLC, Commonwealth Thoroughbreds LLC, and Zedan Racing Stables Inc. (8)
Exhibit 6.22 -	Agreement of Purchase, Sale, and Co-Ownership, I Got A Gal (7)
Exhibit 6.23 -	Purchase Option, Bill of Sale and Co-Ownership Agreement, We The People (12)
Exhibit 6.24 -	Agreement of Purchase, Sale and Co-Ownership for Series Tshiebwe (10)
Exhibit 6.25 -	Convertible Promissory Note and Security Agreement for Series Tshiebwe (9)
Exhibit 6.26 -	Agreement of Purchase, Sale and Co-Ownership for Series Mage (9)
Exhibit 6.27 -	Convertible Promissory Note and Security Agreement for Series Mage (9)
Exhibit 6.28 -	Purchase Option, Bill of Sale and Co-Ownership Agreement for Series Pine Valley (14)
Exhibit 6.29 -	Purchase Option, Bill of Sale and Co-Ownership Agreement for Series Steinbeck (14)
Exhibit 6.30 -	Stallion Standing Agreement for Mage (15)
Exhibit 6.31 -	Country Grammer Co-Ownership Agreement (Syndication Agreement)
Exhibit 6.32 -	Mage Syndicate Agreement

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Exhibit 8.1 -	Escrow Agreement with North Capital Private Securities Corporation for Series Kissed By Fire (10)
Exhibit 8.2 -	Escrow Agreement with North Capital Private Securities Corporation for Series Appellate (Constitution Filly) (10)
Exhibit 8.3 -	Escrow Agreement with North Capital Private Securities Corporation for Series Sun Kissed Soiree (Medaglia Filly) (10)
Exhibit 8.4 -	Escrow Agreement with North Captial Private Securities Corporation for Series Grazia (Tonasah Filly) (11)
Exhibit 8.5 -	Escrow Agreement with North Capital Private Securities Corporation for Series Tapicat Filly
Exhibit 8.6 -	Escrow Agreement with North Capital Private Securities Corporation for Series Justify 21’ (12)
Exhibit 8.7 -	Escrow Agreement with North Capital Private Securities Corporation for Series Head of the Class (12)

*	Filed herewith.

(1)	Incorporated herein by reference to Form 1-A dated December 13, 2019.

(2)	Incorporated herein by reference to Amendment No. 1 to Form 1-A dated January 7, 2020.

(3)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated April 13, 2021.

(4)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated June 11, 2021.

(5)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated July 2, 2021.

(6)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated July 19, 2021.

(7)	Incorporated herein by reference to Post Qualification Amendment No. 3 to Form 1-A dated September 3, 2021.

(8)	Incorporated herein by reference to Form 1-K dated July 22, 2022.

(9)	Incorporated herein by reference to Post Qualification Amendment No. 5 to Form 1-A dated October 11, 2022.

(10)	Incorporated herein by reference to amendment to Post Qualification Amendment No. 5 to Form 1-A dated October 24, 2022.

(11)	Incorporated herein by reference to amendment to Post Qualification Amendment No. 6 to Form 1-A dated January 13, 2023.

(12)	Incorporated herein by reference to Form 1-A dated June 28, 2023.

(13)	Incorporated herein by reference to Amendment No. 1 to Form 1-A dated August 10, 2023.
(14)	Incorporated herein by reference to Form 1-A/A dated September 25, 2023.

(15)	Incorporated herein by reference to Form 1-K dated October 30, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2024	COMMONWEALTH THOROUGHBREDS LLC

	By:	Commonwealth Markets Inc., its Manager

	By:	/s/ Brian Doxtator
	Name:	Brian Doxtator
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this amendment has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Brian Doxtator		Chief Executive and Chief Financial Officer of Commonwealth Markets Inc.	March 27, 2024
Name:	Brian Doxtator	(Principal Executive Officer and Principal Financial Officer)

/s/ Chase Chamberlin		Head of Equine Operations of Commonwealth Markets Inc.	March 27, 2024
Name:	Chase Chamberlin

COMMONWEALTH MARKETS INC.		Manager	March 27, 2024

By:	/s/ Brian Doxtator
Name:	Brian Doxtator
Title:	Chief Executive and Chief Financial Officer

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